[redacted]

10028600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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BB 3/26

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 22 2010
Washington, DC
110

SEC FILE NUMBER
8-31505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/09 (MM/DD/YY) AND ENDING 01/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 West 44th Street, Suite 1100
(No. and Street)

New York (City) NY (State) 10036-8102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIDNEY W. AZRILIANT (212) 869-8224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL W. TELLER, CPA
(Name – *if individual, state last, first, middle name*)

501-B Surf Avenue, Brooklyn, New York 11224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, SIDNEY W. AZRILIANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY ASSOCIATES, INC., as of January 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Sidney W. Azriliant, President

Title

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI5009982
Qualified in Westchester County
Commission Expires March 22, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL W. TELLER, CPA

501-B SURF AVENUE, BROOKLYN, NY 11224

PHONE: 718-449-1767

March 17, 2010

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

We have examined the FOCUS Report (Form X-17A-5 Part IIA) of Liberty Associates, Inc. as at January 31, 2010. Our examination was made in accordance with accounting standards generally accepted in the United States of America and, accordingly, included a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof, and of the accounting records, and other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed for Members, Brokers and Dealers, and by the Public Companies Accounting Oversight Board. These procedures were designed to evaluate the presentation of Liberty Associates, Inc.'s financial position, not the effectiveness of its internal controls.

In our opinion, the accompanying FOCUS Report presents fairly, in all material respects, and in the form required by the Securities and Exchange Commission, the financial position of Liberty Associates, Inc. at January 31, 2010 and the results of its operations, changes in financial condition, and changes in stockholders' equity for the year then ended, all in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

MICHAEL W. TELLER, CPA
REGISTERED PUBLIC ACCOUNTING FIRM

By *Michael W. Teller, CPA*
MICHAEL W. TELLER, CPA

LIBERTY ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

For the Year Ended January 31, 2010

MICHAEL W. TELLER, CPA
501-B SURF AVENUE, BROOKLYN, NY 11224
Phone: (718) 449-1767

INDEX

EXHIBIT A.

LIBERTY ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

As at January 31, 2010

ASSETS

Cash		$ 5,215
Western Asset Gov't		
Money Mkt Fund Class A	20,926	
Marketable stocks	22,785	
		43,711
TOTAL ASSETS		**$ 48,926**

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accrued Expenses & Accounts Payable		$ 21,932
CAPITAL		
Capital Stock	$ 5,000	
Paid In Surplus	80,000	
Retained Earnings	(58,006)	
		$ 26,994
TOTAL LIABILITIES & CAPITAL		**$ 48,926**

The accompanying notes to financial statements are an integral part of this report.

Michael W. Teller, CPA

EXHIBIT B.

LIBERTY ASSOCIATES, INC.

STATEMENT OF INCOME (LOSS)

For the Year Ended January 31, 2010

INCOME		
Commissions	$ 50,819	
Gain/Loss on Firm Securities Investment A/Cs	(298)	
Other Income	157	
TOTAL INCOME		$ 50,678
Less Expenses:		
Compensation -- Officer	$ 8,000	
NASD & Regulatory Dues & Fees	9,835	
Other Expenses	47,035	
TOTAL EXPENSES:		$ 64,870
NET INCOME (LOSS) FOR YEAR ENDED JANUARY 31, 2010:		($14,192)

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

For the Year Ended January 31, 2010

Working Capital Applied For:		
Net Loss for Year		$ (14,192)
NET WORKING CAPITAL APPLIED		$ (14,192)
Net Increase (Decrease) in Working Capital		
Increase: Cash	5,024	
Decrease: Government Securities	(16,761)	
Increase: Equities	11,620	
Decrease: Accrued Expenses & Accounts Payable	(14,075)	
DECREASE IN WORKING CAPITAL		$ (14,192)
WORKING CAPITAL AT February 1, 2009		$ 41,186
WORKING CAPITAL AT January 31, 2010		$ 26,994

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

At January 31, 2010

	Capital Stock	Paid-In Surplus	Retained Earnings	Total Equity
Balance - January 31, 2009	$5,000	$80,000	($43,814)	$41,186
Increases (Decreases)				
Net Income (Loss) for Y/E 1/31/10	- 0 -	- 0 -	(14,192)	(14,192)
Balance as of January 31, 2010	$5,000	$80,000	($58,006)	($26,994)

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

LIBERTY ASSOCIATES, INC.

RECONCILIATION OF NET CAPITAL

At January 31, 2010

Ownership equity as per Statement of Financial Condition and Net Capital before haircuts on security position and non-allowable assets		$26,994
Less:		
Haircut at 7% of value of Exempt securities ($20,926)	$1,465	
Haircut at 15% of value of Other securities ($22,785)	$3,418	($4,883)
NET CAPITAL PER PART IIA, PAGE 3		**$22,111**

The accompanying notes to financial statements are an integral part of this report.

LIBERTY ASSOCIATES, INC.

Notes to the Financial Statements

For the Year Ended January 31, 2010

1. **Nature of the Business:** The Corporation is an Operating Broker Dealer engaged in private placements mainly in real estate syndications.

2. **Significant Accounting Policies:**

   - The financial statements have been prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

   - Securities owned by the corporation are valued at market. The resulting difference between cost and market value is included in income. The Corporation does not sell marketable securities but keeps them solely for its own account.

   - The Corporation files corporate income tax returns and all income taxes, if any, have been paid through the prior year end of January 31, 2010.

   - Effective February 1, 2009, the Corporation adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes – an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of FIN 48 did not have an effect on the Corporation's financial position as of February 1, 2009 or the Corporation's results of operations and cash flows for the year ended January 31, 2010.

   - ASC 820, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

     Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels as follows:

     Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on observable inputs are used when little or no marker data is available. The fair value hierarchy gives lowest priority to Level 3 Inputs.

In determining fair value, the Corporation utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The Corporation reports its investments at fair market value, with unrealized gain or loss included in the attached statement of income. Based on the criteria stated above, these shares have been categorized as Level 1.

- Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through March 15, 2010, the date the financial statements were available to be issued. No material events have occurred.

3. **Net Capital Requirements:** The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2010 the Corporation had net capital of $22,111, which was $17,111 in excess of its minimum net capital required of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was .99 to 1.

4. **Concentration of Credit Risk:** At January 31, 2010, the Corporation maintained a cash balance in a bank account and a balance of $20,926 in a single money market mutual fund. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2010 is fully insured. The money market mutual fund is uninsured. Accordingly, the Corporation is subject to credit risk from this concentration.

MICHAEL W. TELLER, CPA
501-B SURF AVENUE, BROOKLYN, NY 11224
PHONE: 718-449-1767

March 17, 2010

Liberty Associates, Inc.
The Bar Building – Suite 1100
36 West 44th Street
New York, NY 10036

Gentlemen:

In planning and performing our audit of the financial statements of Liberty Associates, Inc. ("the Corporation") for the year ended January 31, 2010, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including the tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, the following areas of testing are not applicable:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with requirements for prompt payment for Securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at January 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Corporation, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

MICHAEL W. TELLER, CPA

By *Michael W. Teller, CPA*
MICHAEL W. TELLER, CPA

02/23/2010 05:43 PM

FINRA LIBERTY ASSOCIATES, INC.

eFOCUS FOCUS FILING SYSTEM

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Submission Summary

Filer	sazriliant (Sidney Azriliant) :: LIBERTY ASSOCIATES, INC.
Time	02/23/2010 05:43 PM
Count	1 (Successful:0 Failed:1)

LIBERTY ASSOCIATES, INC.

For Month: 2010-01, As of: 01/29/10, Due on: 02/24/10 View Filing View Summary

Current Status: Accepted

Error: The current status (Accepted) of the filing does allow it to be changed. The status of the filing may have have changed while you were viewing or editing it.

eFOCUS - FINRA, FOCUS FILING SYSTEM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

LIBERTY ASSOCIATES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

36 WEST 44TH STREET, SUITE 1100 [20]
(No. and Street)

NEW YORK [21] NY [22] 10036 [23]
(City) (State) (Zip Code)

SEC. FILE NO.

8-31505 [14]

FIRM ID NO.

15071 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/10 [24]

AND ENDING (MM/DD/YY)

01/29/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

[32]
[34]
[36]
[38]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
LIBERTY ASSOCIATES, INC.	N	3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01/29/10 [99]

SEC FILE NO. 8-31505 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 5,215 [200]		$ 5,215 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	20,926 [418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	22,785 [424]		
E. Spot commodities	[430]		43,711 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. Total Assets	$ 48,926 [540]	$ [740]	$ 48,926 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIBERTY ASSOCIATES, INC. as of 01/29/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable			$	1045	$	1255	$	1470
14. Payable to brokers or dealers:								
A. Clearance account				1114		1315		1560
B. Other				1115		1305		1540
15. Payable to non-customers				1155		1355		1610
16. Securities sold not yet purchased, at market value						1360		1620
17. Accounts payable, accrued liabilities, expenses and other			21,932	1205		1385	21,932	1685
18. Notes and mortgages payable:								
A. Unsecured				1210				1690
B. Secured				1211		1390		1700
19. Liabilities subordinated to claims of general creditors:								
A. Cash borrowings:						1400		1710
1. from outsiders	$	970						
2. Includes equity subordination (15c3-1(d)) of	$	980						
B. Securities borrowings, at market value						1410		1720
from outsiders	$	990						
C. Pursuant to secured demand note collateral agreements						1420		1730
1. from outsiders	$	1000						
2. includes equity subordination (15c3-1(d)) of	$	1010						
D. Exchange memberships contributed for use of company, at market value						1430		1740
E. Accounts and other borrowings not qualified for net capital purposes				1220		1440		1750
20. TOTAL LIABILITIES			$ 21,932	1230	$	1450	$ 21,932	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			5,000	1792
C. Additional paid-in capital			80,000	1793
D. Retained earnings			(58,006)	1794
E. Total			26,994	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 26,994	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 48,926	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
LIBERTY ASSOCIATES, INC. as of 01/29/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 26,994	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			26,994	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 26,994	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 26,994	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	1,465	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	3,418	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(4,883)	3740
10. Net Capital			$ 22,111	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
LIBERTY ASSOCIATES, INC. as of 01/29/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,462	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	17,111	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	16,111	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	21,932	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	21,932	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	99.19	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIBERTY ASSOCIATES, INC.

For the period (MMDDYY) from 01/01/10 [3932] to 01/29/10 [3933]

Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(1,788)	3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue		3995
9. Total revenue	$ (1,788)	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other brokers-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	65	4195
15. Other expenses	600	4100
16. Total expenses	$ 665	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (2,453)	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (2,453)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(2,453)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
LIBERTY ASSOCIATES, INC.

For the period (MMDDYY) from 01/01/10 to 01/29/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 29,447	4240
A. Net income (loss)			(2,453)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 26,994	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIBERTY ASSOCIATES, INC. as of 01/29/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

[4335] [4570]

D. (k) (3) - Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

SIPC-6

(29-REV 7/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 7/31, 2009

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(29-REV 7/09)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-031505 FINRA JAN 4/4/1984
LIBERTY ASSOCIATES INC
36 WEST 44TH ST STE 1100
NEW YORK, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 150 —
   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (—)
   2. Assessment balance due 150 —

   B. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

   C. Total assessment and interest due $ 150 —

   D. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as C above) $ 150 —

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 5th day of Aug, 2009.

Liberty Associates Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions: